SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

EXPLANATORY NOTE:

Bitzero Holdings Inc. (the “Filer”) is filing this amendment no. 1 (this “Amendment No. 1”) to the Form F-X filed by the Filer with the Securities and Exchange Commission on May 15, 2026 (the “Original Form F-X”) in connection with the Filer’s Registration Statement on Form 40-F (File No. 001-43300).

This Amendment No. 1 is being filed solely to correct the Filer’s jurisdiction of incorporation set forth in Item D of the Original Form F-X. The Original Form F-X incorrectly identified the Filer as being incorporated under the laws of Ontario, Canada. The Filer is incorporated under the laws of British Columbia, Canada.

Except for the foregoing correction, no other changes are being made to the Original Form F-X, including the appointment of Cogency Global Inc. as the Filer’s agent for service of process and the undertakings set forth therein.

A.	Name of issuer or person filing (“Filer”): Bitzero Holdings Inc.

B.	(1)	This is (check one):

	☐	An original filing for the Filer.

	☒	An amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Bitzero Holdings Inc.
Form type:	Form 40-F
File number (if known):	001-43300
Filed by:	Bitzero Holdings Inc.
Date filed (if filed concurrently, so indicate):	May 15, 2026

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at 1100 One Bentall Centre, 505 Burrard Street, Suite 1100, Vancouver, British Columbia; telephone 44 (777) 303-0394.
E.	Filer designates and appoints Cogency Global Inc. (“Agent”), located at 122 East 42nd Street, 18th Floor, New York, NY 10168; telephone 1-800-221-0102 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F as of the date hereof or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form 40-F relates has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form 40-F relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on August 12, 2026.

BITZERO HOLDINGS INC.

By:	/s/ Mohammed Bakhashwain
Name:	Mohammed Bakhashwain
Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on August 12, 2026.

COGENCY GLOBAL INC.
as Agent for Service of Process for Bitzero holdings Inc.

By:	/s/ Colleen A De Vries
Name:	Colleen A De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.